SUNRISE ENERGY RESOURCES, INC.
551 Fifth Avenue, Suite 2020
New York, NY 10017

February 13, 2007

VIA EDGAR
Ms. Carmen Moncada-Terry
United States Securities and Exchange Commission
Mail Stop 7010, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Sunrise Energy Resources, Inc.
Registration Statement on Form SB-2 filed on
November 7, 2006
File No.: 333-137360

Dear Ms. Moncada-Terry:

Sunrise Energy Resources, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Wednesday, February 14, 2007, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchanges Commission
February 13, 2007

Thank you in advance for your attention to this matter.

Very truly yours,

Sunrise Energy Resources, Inc.

By: /s/ Konstantin Tsirulmkov
Name: Konstantin Tsirulmkov
Title: President and Chief Executive Officer